SONENSHINE & COMPANY LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E Hartsdale Avenue, Suite 24
(No. and Street)

Hartsdale	NY	10530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marshall Sonenshine
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybella Avenue; Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Harvey Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine & Company LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in light of COVID-19 concerns and the difficulties arising from COVID-19, Sonenshine & Company LLC is making this filing without notarization."

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sonenshine & Company LLC
December 31, 2020

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Sonenshine & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sonenshine & Company LLC's management. Our responsibility is to express an opinion on Sonenshine & Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sonenshine & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Sonenshine & Company LLC's financial statements. The supplemental information is the responsibility of Sonenshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Sonenshine & Company LLC's auditor since 2020.

Maitland, Florida

March 31, 2021

Sonenshine & Company LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	64,854
Prepaid expenses and other assets		4,974
Total Assets	$	69,828
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	8,150
Member's Equity		61,678
Total Liabilities and Member's Equity	$	69,828

See notes to financial statements.

Sonenshine & Company LLC
Statement of Income
Year Ended December 31, 2020

REVENUES	
Interest	$ 61
Advisory fees	744,000
Total Revenues	744,061
EXPENSES	
Management fees	72,237
Professional fees	15,000
Regulatory fees and expenses	900
Loss on investment	70,000
Other expenses	24,835
Total Expenses	182,972
Net Income	$ 561,089

See notes to financial statements.

Sonenshine & Company LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

	Total Member's Equity
Balance, January 1, 2020	$ 199,489
Contributions by member	111,000
Distributions to member	(809,900)
Net Income	561,089
Balance, December 31, 2020	$ 61,678

See notes to financial statements.

Sonenshine & Company LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net income	$ 561,089
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses and other assets	65,041
Accounts payable and accrued expenses	(9,190)
Net cash provided by operating activities	616,940
Cash flows from financing activities	
Contributions by member	111,001
Distributions to member	(809,900)
Net cash used in financing activities	(698,899)
Net decrease in cash and cash equivalents	(81,959)
Cash and cash equivalents, beginning of year	146,814
Cash and cash equivalents, end of year	$ 64,855
Supplemental Disclosure:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue recognition guidance (ASC Topic 606) requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Revenues are recognized when performance obligations are met. Fees received in advance are deferred until performance obligations are met.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that there are no contracts that contain embedded leases.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings, as applicable.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

Accounts Receivable

Accounts Receivable are stated in the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There are no accounts receivable at December 31, 2020.

2. RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, including rent, totaling approximately $72,337 and salaries, totalling $24,000, for the year ended December 31, 2020. Substantially all of the Company's expenses, including management fees, professional fees and regulatory fees paid by the Parent on behalf of the Company, were reimbursed by the Company.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2020, the Company had net capital of $56,704, which exceeded requirements by $51,704. The ratio of aggregate indebtedness to net capital was .14 to 1.

4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

Sonenshine & Company LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital		
Total member's equity	$	61,678
Deductions and/or charges:		
Non-allowed assets		(4,974)
Net capital		56,704
Computation of aggregate indebtedness		
Accounts Payable and Accrued Expenses		8,150
Other Liabilities		-
Aggregate indebtedness		8,150
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		543
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
Excess net capital		51,704
Excess net capital at 120 percent	$	50,704
Ratio: Aggregate indebtedness to net capital		.14 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2020 which was filed on February 22, 2021.

Sonenshine & Company LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 5c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

See report of independent registered public accounting firm.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Sonenshine & Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sonenshine & Company LLC identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A #8 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) Sonenshine & Company LLC stated that Sonenshine & Company LLC met the identified exemption provisions throughout period January 1, 2020 through December 31, 2020 without exception. Sonenshine & Company LLC's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sonenshine & Company LLC's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA
Maitland, Florida

March 31, 2021

Sonenshine & Company LLC
Statement of Exemption From SEC Rule 15c3-3

Sonenshine & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing corporate finance and related advisory services for corporate clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sonenshine & Company

I, Marshall Sonenshine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Marshall Sonenshine / CEO
March 31, 2021